

DIVISION OF
CORPORATION FINANCE

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

March 31, 2009

Mr. Yongfei Jiang
Chief Financial Officer, Sutor Technology Group Limited
No 8, Huaye Road
Dongbang Industrial Park
Changshu, China 215534

**Re:** **Sutor Technology Group Limited**
**Form 10-K for the year ended June 30, 2008**
**Form 10-Q for the quarter ended December 31, 2008**
**File No. 1-33959**

Dear Mr. Jiang:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

## Form 10-K for the year ended December 31, 2008

General

1. If any comment below requests disclosure or a revision in future filings, please provide to us on a supplemental basis a draft of the requested disclosure and/or revision. Please also comply with all comments, to the extent applicable, in your future reports on Form 10-Q.

Cover Page

2. We note the disclosure on the cover page that your common stock is registered pursuant to Section 12(b) of the Exchange Act. In future filings, please also disclose the name of each exchange on which your common stock is registered.

Item 1A. Risk Factors, page 9

3.  In future filings, please provide a risk factor addressing your indebtedness, including the quantification of your aggregate indebtedness.

Liquidity and Capital Resources, page 26
Financing Activities, page 27

4.  Please revise MD&A to include a comprehensive discussion of your liquidity. Your disclosures should address the common sources of financing in China and should disclose and discuss the risks, uncertainties and potential consequences of funding your operations with short-term borrowings. Additionally, we note that you intend to refinance your bank loans when they come due. Please address whether you expect to be able to easily refinance these loans, the terms you expect to get and if you are not able to refinance what impact that would have on your business.

5.  In future filings, please disclose any covenants or other restrictions, whether financial or otherwise, contained in the agreements relating to your indebtedness.

6.  It appears that you incurred indebtedness during fiscal 2008 from a related party in the amount of $7.1 million. In this regard, we note the disclosure in notes 6 and 7 to your financial statements. In future filings, please ensure that you include a discussion of all indebtedness in this section. We also note that this related party made additional loans to your company in the first and second quarters of fiscal 2009, neither of which is discussed in the liquidity and capital resources section of your Forms 10-Q for the quarters ended September 30, 2008 and December 31, 2008. In future filings, please revise accordingly.

7.  We note the reference to "expected additional credit facility" in the second paragraph below the table. In future filings, please describe the facility in greater detail, including the material terms of the facility.

Critical Accounting Policies, page 28

8.  To the extent material, in future filings please include a discussion regarding the estimates required to determine your allowance for doubtful accounts and warranty reserves. In future filings please also include a roll forward of your allowance for doubtful accounts and warranty reserves as required in Rule 5-04 of Regulation S-X.

Item 9A(T). Controls and Procedures, page 30

(a) Evaluation of Disclosure Controls and Procedures, page 30

9. We note your statement that "…controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures." Please tell us, and in future filings revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that the conclusions of your principal executive officer and principal financial officer regarding the effectiveness of your disclosure controls and procedures were made at that reasonable assurance level. In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

10. We note the conclusion that your disclosure controls and procedures were not effective "to satisfy the objectives for which they are intended." In future filings, please remove this statement, as it inappropriately qualifies the conclusion as to whether the disclosure controls and procedures are effective.

(b) Management's annual report on internal control over financial reporting, page 31

11. In future filings please provide a statement identifying the framework used by management to evaluate effectiveness of your internal controls over financial reporting as required by Item 308(a)(2) of Regulation S-K.

12. We note that you have disclosed a material weakness in your internal control over financial reporting. However, you have not disclosed management's conclusion as to whether you internal control over financial is effective. Please tell us, and in future filings disclose, management's conclusion. Refer to Item 308T(a)(3) of Regulation S-K.

13. We note the disclosure regarding the material weakness indicates that you had to make material audit adjustments. This disclosure does not identify the control deficiency, but rather merely identifies the adjustments resulting from the control deficiency. Please tell us, and in future filings disclose, the control deficiency.

14. Please tell us, and in future filings describe in greater detail, the audit adjustments you made and their impact on your financial statements. In this regard, we note that you indicate that you had to make material audit adjustments, but you also indicate that these material adjustments had no material impact on your financial statements.

 (c) Changes in internal control over financial reporting, page 32

15. We note your disclosure that "[e]xcept as described above, there were no changes in our internal control over financial reporting during the fourth quarter of our fiscal year ended June 30, 2008, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting."  Please tell us, and in future filings revise to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Item 10.  Directors, Executive Officers and Corporate Governance, page 32

16. The biographical sketch for Mr. Xinchuang Li should specifically indicate his business experience for at least the past five years as required by Item 401(c) of Regulation S-K. In future filings, please revise accordingly.

Limitation of Liability and Indemnification of Officers and Directors, page 36

17. In future filings, please disclose the material terms of the indemnification agreements with each of your independent directors.

Item 13.  Certain Relationships and Related Party Transactions and Director Independence, page 38

18. We note that you reference the disclosure contained in the financial statement notes for a more complete description of certain of your related party transactions.  In future filings, please disclose the information required by Item 404 of Regulation S-K in this section.

19. In future filings, please provide a more detailed description of each related party transaction, including its purpose, and quantify the extent of the company's transactions with each related party.

20. We note the related party transaction discussed in the fourth bullet point.  In future filings, please disclose the purpose of the $7.1 million loan to the company from Ms. Chen.

21. We note the related party transaction discussed in the fifth bullet point.  In future filings, please disclose any consideration paid by your company to Shanghai Huaye and its affiliates for their guarantees of the company's notes payable.

22. Please be advised that all agreements with related parties must be filed as exhibits to the Form 10-K.  For example, any agreements relating to the loan discussed in the fourth bullet point should be filed as exhibits.  Please confirm that all agreements relating to the transactions discussed in this section are filed as exhibits to the Form 10-K.

Item 15. Exhibits, Financial Statements Schedules, page 39

23. We note that you incorporate by reference several exhibits from a Form 8-K filed on February 2, 2007.  It appears several of these exhibits are incorrectly dated, including Exhibits 10.5 through 10.8 and 10.10 through 10.14.  In this regard, we note that these exhibits are dated as of dates <u>after</u> the date of the Form 8-K filing.  In future filings, please revise accordingly.

24. We note that you entered into two agreements with each of your independent directors, an independent director's contract and an indemnification agreement, as disclosed in a Form 8-K filed on November 8, 2008.  In future filings, please file these agreements as exhibits to your annual report on Form 10-K.

25. We note that you filed two loan agreements as exhibits to your Form 10-Q for the quarter ended September 30, 2008.  In future filings, please file these agreements as exhibits to your annual report on Form 10-K.

**Form 10-Q for the quarter ended December 31, 2008**

Notes to the Consolidated Financial Statements

Note 5 – Notes Payable, page 10

26. We read that you have certain notes payable to Principal Shareholder where there is no interest rate,  but there are specific due dates.  Please clarify for us if this means you are not paying interest on these notes.  If so, please explain your accounting policy for this type of arrangement.

Results of Operations, page 16

27. We note that your revenue has historically been affected by product demand, sales volumes, sales price and product mix.  Please enhance your future results of operation discussions to quantify these effects and explain the resulting changes, where practicable.

Liquidity and Capital Resources, page 25

28. We note that you have recently made a strategic decision to decrease your raw material inventory which significantly impacted your cash flows from operations in the current period. In future filings please enhance this discussion to explain your strategies and the expected impact on your liquidity and capital resources.

Evaluation of Disclosure Controls and Procedures, page 28

29. In future filings, please ensure that your description of the design of your disclosure controls and procedures and your conclusion as to whether your disclosure controls and procedures are effective covers the entire definition of disclosure controls and procedures set forth in Rule 13a-15 under the Exchange Act. In this regard, we note the description and conclusion set forth in your Form 10-K for the year ended June 30, 2008.

Changes in Internal Control Over Financial Reporting, page 28

30. We note your disclosure that "[o]ther than described above, no changes in the Company's internal control over financial reporting occurred during the fiscal quarter covered by this report that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting." Please tell us, and in future filings revise to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Item 6. Exhibits, page 29

31. We note that a related party made loans to your company in the first and second quarters of fiscal 2009 in the amounts of $4.96 million and $179,996, respectively. In this regard, we note the disclosure in note 6 to your quarterly financial statements. In future filings, please ensure that any agreements relating to these loans are filed as exhibits to your annual report on Form 10-K.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Tricia Armelin, Senior Staff Accountant, at (202) 551-3747, Dorine Miller, Financial Analyst, at (202) 551-3711, Andrew Schoeffler, Attorney, at (202) 551-3748 or to the undersigned at (202) 551-3768.

Sincerely,


John Cash
Branch Chief